Filed by Central Pacific Financial Corp.

Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 and Rule 14a-12 under

the Securities Exchange Act of 1934, as amended

Subject Company: CB Bancshares, Inc.

Commission File No. 333-104783

The following is a transcript of the conference call held by Central Pacific Financial Corp. on October 23, 2003.

Operator

Good afternoon and welcome, ladies and gentlemen, to the Central Pacific Financial Corp.’s third quarter earnings conference call.  At this time I would like to inform you that this conference is being recorded and that all participants are in a listen only mode.  At the request of the company, we will open up the conference for questions and answers following the presentation.

Before we proceed, securities laws require the reading of the following statement.  This document contains forward-looking statements.  Such statements include, but are not limited to: statements about the benefits of the merger between Central Pacific Financial Corp., CPF, and CB Bancshares, Inc., CBBI, including future financial and operating results, cost savings, and accretion to reported and cash earnings that may be realized from such merger.  Statements with respect to CPB’s plans, objectives, expectations, and intentions, and other statements that are not historical facts and other statements identified by words such as “believes, expects, anticipates, estimates, intends, plans, targets, projects,” and other similar expressions. These statements are based upon the current beliefs and expectations of CPF’s management and are subject to significant risks and uncertainties.

Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: 1) the business of CPF and CBBI may not be integrated successfully or such integration may be more difficult, time-consuming, or costly than expected; 2) expected revenues, synergies, and cost savings from the merger may not be fully realized or realized within the expected timeframe; 3) revenues following the merger may be lower than expected; 4) deposit attrition, operating costs, customer loss, and business distribution including without limitation difficulties in maintaining relationships with employees, customers, clients, or suppliers may be greater than expected following the merger; 5) the regulatory approvals required for the merger may not be obtained on the proposed terms; 6) the failure of CPF’s and CBBI’s shareholders to approve the merger; 7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships, and revenues; 8) the strength of the United States economy in general and the strength of the Hawaii economy may be different than expected resulting in, among other things, a deterioration in the credit quality or reduced demand for credit including the resultant effect on the combined companies’ loan portfolio and allowance for loan losses; 9) changes in the US legal and regulatory framework; and 10) adverse conditions in the stock market, the public debt market and other capital markets including changes in interest rate conditions and the impact of such conditions on the combined company’s activities.

Additional factors that could cause CPF’s results to differ materially from those described in the forward-looking statements can be found in CPF’s reports such as annual reports on form 10K, quarterly reports on form 10Q, and current reports on form 8K filed with the Securities and Exchange Commission, SEC, and available at the SEC’s internet site at www.sec.gov. All subsequent and all forward-looking statements concerning the proposed transaction or other matters attributable to CPF or any person acting on its behalf are especially qualified in their entirety by the cautionary statements above. CPF does not undertake any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statement is made.

With respect to financial projections for CBBI contained in this document, neither CBBI nor any analyst has published any information for 2003, 2004 or 2005. In addition, CPF has not been given the opportunity to do any diligence on CBBI other than reviewing its publicly available information. Therefore, management of CPF has created its own financial model for CBBI based on CBBI’s historical performance and CPF’s assumptions regarding the reasonable future performance of CBBI on a stand-alone basis. These assumptions may or may not prove to be correct. The assumptions are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of CBBI. There is no assurance that these projections will be realized and actual results are likely to differ significantly from such projections.

CPF has filed with the SEC an amended registration statement on form S-4 to register the shares of CPF common stock to be issued in a proposed exchange offer.  The registration statement is not final and will be further amended.  Subject to future developments, CPF may file proxy statements for solicitation of proxies from CBBI or CPF shareholders in connection with special meetings of such shareholders at a date or dates subsequent hereto and may file a tender offer statement.

Investors and security holders are urged to read the registration statement and proxy statements and any other relevant documents when available, including the tender offer statement if filed, filed with SEC as well as any amendments or supplements to those documents because they contain and will contain important information. Investors and security holders may obtain a free copy of documents filed with the SEC at the SEC’s Internet website at www.sec.gov.  Such documents may also be obtained free of charge from CPF by directing such requests to Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813, attention Mr. David Morimoto 808/544-0627.

CPF, its directors and executive officers and certain other persons may be deemed to be participants.  If CPF solicits proxies from CBBI and CPF shareholders.  A detailed list of the names, affiliations and interests of the participants in any such solicitation is contained in CPF definitive proxy revocation statements as filed on May 22, 2003.  Information about the directors and executive officers of CPF and their ownership of and interest of CPF stock is set forth in the proxy statements for CPF 2003 annual meeting of shareholders.  I would now turn the conference over to Mr. Clinton Arnoldus, Chairman, President and CEO of Central Pacific Corp.  Please go ahead, sir.

Clint Arnoldus - Central Pacific Financial Corp. - Chairman, President, and CEO

Thank you very much, Heather, and hello to everyone from a very busy Honolulu that’s being turned upside down by the visit of the President today.  We want to thank all of you for joining us today to review our third quarter results.  On the call with me is Neal Kanda, our Chief Financial Officer.

Let me begin with a review of the significant events of the third quarter, followed by a brief discussion of current market environment.  Then I’ll provide an update on the merger initiative with CB Bancshares.  Neal will then follow that with a review of the financial results and we’ll close by answering any questions you have.

Pertaining to the third quarter review, Central Pacific Financial Corp. and its subsidiary, Central Pacific Bank, continues very solid performance in the third quarter of 2003 with earnings of $8.3 million, return on equity of 17.9 percent, and a return on assets of 1.6 percent.  Diluted earnings per share of 51 cents for the quarter increased by 6.3 percent over last year’s third quarter.  Loans increased during the quarter by $89 million, or 6.7 percent.  That was fueled by increases in the residential, commercial and commercial mortgage categories.

The current market environment in Hawaii has been improving, aided by a very favorable interest rate environment.  Loan activities picked up during the last six months and we expect that to continue.  We have noticed competition getting even more keen with pricing and underwriting challenges, particularly in the larger credits.  I’m pleased to say that our non-performing assets decreased by 58 percent from a year ago to $1.8 million at September 30th.

Let me say a few words about the environment we’re operating here as it pertains to Hawaii’s economy.  The strengthening of Hawaii’s economy is being led by strong investment in real estate and construction.  Single family home resales are up 27 percent from last year and the median sales price hit a record $395,000.  Condominium resales are very strong.  They’re up 54 percent with median sales price of $180,000.  Tourism, which is our primary industry here in Hawaii, experienced a strong summer and recent visitor arrival statistics have trended higher.  The weakening of the dollar will certainly contribute to a resurgence in travel from Asia and other international points.  And we also think because of global geopolitical developments, the safety factor is a significant contributor to both real estate development activity and increased tourism.  Our unemployment rate remains comparatively low at 4.3 percent.  Personal incomes are up more than 5 percent from year ago levels.

Looking to the future, there are several major developments in Hawaii that we think are very encouraging.  There are currently five high-rise condominiums, representing 1,700 units and construction costs of about $600 million that are all in the permitting phase.  Conversions of hotel rooms and apartments to condominiums and time share units is a significant trend that is going to reshape the nature of our visitor industry with large chains such as Marriott and Hilton involved.  We’re also seeing many out-of-state developers previously inactive in Hawaii returning to this market.  Additionally, there are major housing projects being planned by the Army, Navy and Air Force in Hawaii.  These are very big projects involving the refurbishment and development of more than 16,000 housing units over the coming years.  Federal contracts have recently been awarded, which will contribute several billion dollars in construction projects.

And another interesting area of development in our economy is the cruise ship industry.  There’s currently one ship that provides cruises to the island chain year around with a capacity of 2,000 passengers.  Its 10 restaurants require local agricultural and aquaculture products.  And Norwegian Cruise Line recently announced plans to add two new U.S. flag ships for cruises in Hawaii next year and they’re going to hire 2,100 employees.  In the long term, they’ll be creating 10,000 new jobs, as well as increasing tourism state-wide.  So all of these developments really strengthen our outlook for Hawaii’s economy.

Let me say a few words about our strategic focus.  Turning back to our initiatives during the third quarter, we were successful in adding key experienced personnel to our sales management, retail investment sales, and business banking area.  These investments in people will complement our existing team and they’re going to help accelerate top line revenue growth to build a strong foundation to serve our customers.  Additionally, our sales culture is very well entrenched in our bank.  We continue to refine it in our incentive systems.  And traditional controls are still in place to ensure our credit quality remains strong.

As one of our strategic goals, we continue to enhance our efforts to be employer of choice in Hawaii.  In November we plan to launch an exciting new program that will continue to recognize and reward the efforts of our dedicated and loyal employees.  As we approach our 50th anniversary next year in serving Hawaii’s community, such a program, we think, is very timely.  With a combination of a strong sales culture, a balanced incentive program, preferred employer focus and a second to none work ethic, we look forward to our next 50 years of fiercely loyal banking here in Hawaii.

Let me also take just a moment to address the status of the merger initiative with CB Bancshares.  We remain very committed to moving forward with this transaction.  Although we’re disappointed by the many obstacles that CB Bancshares has placed in the way of its shareholders’ ability to meet or call a meeting, we still hope that ultimately CB Bancshares will negotiate with us. In the mean time we’re moving forward.  We’re currently proceeding with our efforts to secure all necessary regulatory approvals for the combination of CB Bancshares.  We believe that our company is well positioned to move forward toward completing the combination of Central Pacific Financial and CB Bancshares, assuming receipt of those approvals.  We’re encouraged that the market is supporting this transaction, based on the pricing of CB Bancshares’ common stock and we believe the continued patience and support of both company’s shareholders will be rewarded with a positive outcome for everyone.  It’s also important to note that our team continues to grow with high quality employees.  As a matter of fact, we haven’t lost any key employees or customers since we initiated this merger.

Now I’d like to turn the discussion over to Neal Kanda, who will provide more details on our financial performance.  Neal?

Neal Kanda - Central Pacific Financial Corp. - CFO

Thank you, Clint.  The following is a discussion of 2003 third quarter financial highlights.  Central Pacific Financial  Corp. and its subsidiary, Central Pacific Bank, recorded net income of $8.3 million for the quarter, increasing by 4.9 percent over $8 million during the third quarter of 2002.  Diluted earnings per share for the quarter of 51 cents increased by 6.3 percent over last year’s 48 cents a share.  Total assets at September 30, 2003 of $2.1 billion increased by 7.7 percent over a year ago, with loans increasing by 10.8 percent, funded by a 7.7 percent increase in deposits.  During the third quarter of 2003 loans increased by $89.6 million or 6.7 percent, equally balanced in the commercial real estate, residential real estate and commercial loan categories.  We anticipate continued loan growth in the coming quarters.

Quarter end deposits of $1.7 billion increased by 7.7 percent over a year ago with non-interest bearing deposits increasing by over 20 percent from a year ago and non-CD interest bearing deposits increasing by over 12 percent.  Stockholders’ equity at September 30, 2003 totaled $187 million, increasing by 12.2 percent from a year ago.  The company’s equity to asset ratio increased to 8.79 percent compared to 8.44 percent at September 30, 2002.

While the company maintains a stock repurchase program which is approximately $10 million authorized for that purpose, no repurchases were made during the first nine months of this year.  Earlier this month, the company announced the issuance of $40 million in pool trust preferred securities to raise regulatory capital to support our proposed merger and for general corporate purposes.  Return on assets for the third quarter of 2003 was 1.58 percent, decreasing from 1.63 percent a year ago.  Return on stockholder’s equity of 17.89 percent compared to 19.04 in the third quarter of 2002.  Efficiency ratio improved to 52.71 percent for the third quarter from 54.06 percent measured from last year’s third quarter.

Net interest income on a tax deferment basis increased by $250,000 or 1.1 percent for the quarter compared to last year’s third quarter.  Total interest income decreased by $2.2 million, reflecting a 97 basis point decrease in earning asset yield to 5.84 percent from 6.81 percent in the third quarter of 2002 mainly due to the repricing of loans and investment securities during the last year.  Average earning assets for the third quarter of 2003 of $1.95 billion increased by 8.4 percent compared with the third quarter of last year.

Interest and fees on loans for the third quarter decreased by $879,000 or 3.7 percent from the third quarter of last year, an increase of 7 percent in average loans was offset by a decline in the loan portfolio yield to 6.65 percent from 7.38 percent in the comparable quarter of last year.  Interest on securities for the third quarter increased by 1.1 million compared to last year’s quarter. Yield on the securities portfolio declined to 3.91 percent from 5.73 percent for the quarter, reflecting the decline in interest rates during the last year and accelerated pre-payments of mortgage-based securities experienced during the third quarter of this year.  We anticipate that yields on the securities portfolio will improve in the fourth quarter.  A corresponding decrease in interest expense of $2.5 million, or 34.8 percent for the third quarter of 2003 reflected a 73 basis point drop in the effective cost of interest-bearing liabilities to 1.17 percent from 1.90 percent in the third quarter of last year.  Average interest-bearing liabilities increased by 5.6 percent on this quarterly comparison.

Average non-interest bearing deposits of $308 million for the quarter of 2003 increased by 26.1 percent over last year’s quarter.  As a result, net interest margin for the third quarter of 2003 was 4.89 percent or 35 basis points below the margin of 5.2 percent reported for the first quarter of 2002.  The loan to payment fee was received during the third quarter of this year in the amount of $1.3 million.  The annualized impact on net interest margin for the quarter was 27 basis points, bringing the adjusted net interest margin to 4.62 percent.  Management anticipated that [unintelligible] pressure on asset yields will be partially offset by continued loan growth and improve yield on securities portfolio in the fourth quarter, while the reduction of the costs of funds will moderate.  Net interest margins for the fourth quarter is anticipated to be in the 4.6 to 4.7 percent range.

The company balance sheet remains relatively neutral to slightly asset sensitive.  Provision for loan losses for the first nine months of 2003 totaled $700,000 with $500,000 provided in the third quarter of this year.  Year-to-date net loan charge-offs of $92,000 were aided by large loan recoveries reported earlier in the year.  Third quarter net charge-offs totaled $1.1 million, largely attributable to a commercial mortgage loan secured by an office building.  Allowance for loan losses at September 30, 2003 was 1.73 percent as a percent to total loans, compared to 1.94 percent a year ago.

Non-performing assets and 90-day delinquents remained at lower levels, totaling $2.6 million or 18 basis points of total loans.  Non-accrual loans are mainly comprised of a loan on a commercial property secured by a first mortgage.  There was no other real estate held at September 30, 2003.  Continuance of economic uncertainties as they affect the Hawaiian and national economies may lead to deterioration of quality in the company’s loan portfolio.

Total other operating income of $3.9 million for the third quarter of 2003 increased by $811,000 or 26 percent compared to last year’s third quarter.  Investment securities gains of $164,000 were realized during the current year’s quarter compared to $163,000 in net securities losses in last year’s third quarter.  Net of securities transactions, total operating income increased by 14.7 percent between those quarters.  Income from fiduciary activities increased by 28 percent to $448,000 for the 2003 quarter and fees from retail investment sales activities included in other service charges on the income statement continue to increase with year-to-date fees up by 66 percent over last year.  The company expects accelerated growth in the wealth management and investment areas in the coming quarters.

Total other operating expense of $14.3 million for the quarter was virtually unchanged from last year’s quarter.  The portion of costs associated with the company’s proposal to acquire CB Bancshares, which has been expensed, total $617,000 for the quarter and $1.3 million or 5 cents per share for this year to date.  Last year’s quarter included $976,000 in interest expense on a state tax assistance which is currently under appeal.  Adjusting for these charges, total operating income for the quarter increased by 2.6 percent.  Effective tax rates for the third quarter was 33.5 percent, compared to 32.4 percent in last year’s quarter.

In summary, we maintained a solid performance during the quarter in the face of some historic interest rate movements and increased competition.  We expect continued improvement in earnings through the first quarter of this year, and as stated in our news release today, anticipated diluted earnings per share for the year will fall within the $2.05 to $2.07 range for the 2003 year.  This concludes the discussion our third quarter financial results.  We welcome any questions you may have.

QUESTION AND ANSWER

Operator

Thank you, sir.  The question and answer session will begin at this time.  If you are using a speakerphone, please pick up the handset before pressing any numbers.  Should you have a question, please press star one on your pushbutton telephone, at this time.  If you wish to withdraw your question, please press star two.  Your question will be taken in order it is received.  Please stand by for your first question.  Our first question comes from Brett Rabatin with FTN Midwest Research.  Please state your question.

Brett Rabatin - FTN Midwest Research

Hi, guys.  A couple of questions.  First, I wanted to talk about the securities portfolio.  It decreased in the quarter in terms of the yield was about 55 basis points.  So in relation to your guidance for the margin to be between 460 and 470 in 4Q, I was curious, 1) to know how much you expected the securities portfolio to step back and if you could give us any thoughts on how much you had in the way of premium amortization during 3Q, is question one.

Neal Kanda - Central Pacific Financial Corp. - CFO

So answer that first?

Brett Rabatin - FTN Midwest Research

Go ahead.

Neal Kanda - Central Pacific Financial Corp. - CFO

OK, during the third quarter of this year, as you know, we experienced prepayments on mortgage-backed securities and they total, the approximated about half a million dollars so on an annualized basis, it would be about 35 basis points on [unintelligible] so we don’t expect that level of pre-payment in the fourth quarter.  I can’t pinpoint the exact amount of our yield for the fourth quarter, but based on that, we do anticipate that the yield will swing back.

Brett Rabatin - FTN Midwest Research

OK and then in relation to loan growth, averages weren’t up a whole lot but periods were so I was curious, 1) if there were some big fundings at the end of the quarter and then if you could talk about the composition of growth, if there was any deals in that, if it was all your originations.  And then if 3Q holds true for 4Q and beyond, you ought to have pretty strong loan growth and was just curious if you could give us some thoughts on the future on the pipeline.

Clint Arnoldus - Central Pacific Financial Corp. - Chairman, President, and CEO

Yes we anticipate continuing strong loan growth.  We’ve been building a strong sales environment here and we think that that wave finally hit in the third quarter.  And we’re very pleased that that loan growth was really very well balanced, as Neal said.  It was pretty much even between commercial real estate, residential real estate and commercial loans and largely organic growth.  So I think that our message is being heard in the market and I think another initiative we have is to be, in addition to being the preferred employer is being the preferred bank in the state.  And I think that this last quarter showed that we’re making some progress there.  As I say, looking forward, we anticipate continuing strong loan growth based on the backlogs we have.

Brett Rabatin - FTN Midwest Research

OK and then in relation to expenses, this $617,000 charge for the City Bank for post-merger was a little more than I was expecting this quarter.  Can you talk about the size and why it was the size it was this quarter and what you anticipate for the next few quarters in relation to that?  And also in relation to the guidance for earnings if there’s any securities gains embedded in that guidance.

Neal Kanda - Central Pacific Financial Corp. - CFO

OK with regard to third quarter charges and expenses related to the yield, actually some of it is going to spill over the third quarter from the second quarter because of billings and it was difficult to estimate the expenses.  Again, it takes two quarters being almost even as being a trend.  We don’t expect right now from what we foresee debt level and expense to be fourth quarter related due the deal that needs to be expensed.

Brett Rabatin - FTN Midwest Research

I’m sorry, Neal, I missed that last- do not expect charges-

Neal Kanda - Central Pacific Financial Corp. - CFO

I’m sorry, we don’t expect levels, that those levels with what we know now of how things will roll out in the fourth quarter.

Brett Rabatin - FTN Midwest Research

But they won’t be zero either, right?

Neal Kanda - Central Pacific Financial Corp. - CFO

No, they won’t be zero.

Brett Rabatin - FTN Midwest Research

So $300,000, does that sound roughly in the ballpark?

Neal Kanda - Central Pacific Financial Corp. - CFO

You’re trying to pin us down again, huh Brett?  It’s difficult to say.  I can’t really comment on that.

Brett Rabatin - FTN Midwest Research

OK and then securities gains, do you anticipate taking some of those in the fourth quarter?

Neal Kanda - Central Pacific Financial Corp. - CFO

Our approach on our investment portfolio and seeing that, seems like the range on the 10-year is tilting between 4 percent to 4.5 percent and hovering at the midpoint.  And we’re using that right now as a measure if it’s going to hit towards 4 percent on any news, being it’s a choppy market.  We may take advantage of those situations mainly to adjust our duration.  Of course, a windfall would be to enjoy some securities gains but we are looking - it’s a hard interest rate environment to read but we are looking for opportunities to shorten our duration on our portfolio.

Brett Rabatin - FTN Midwest Research

OK and then just one last question.  The charge-offs in the quarter, I thought I heard you mention that it was mainly related to an office building, is that correct?

Clint Arnoldus - Central Pacific Financial Corp. - Chairman, President, and CEO

That’s correct.  We’re basically a secured lender.  That loan is very well secured.

Brett Rabatin - FTN Midwest Research

So you might have some charge - some recoveries from that at some point?

Clint Arnoldus - Central Pacific Financial Corp. - Chairman, President, and CEO

Yes.

Brett Rabatin - FTN Midwest Research

OK.  All right, thanks guys.

Operator

Thank you.  Our next question comes from Joe Morford with RBC Capital Markets.  Please state your question.

Brian Kahn - RBC Capital Markets

Hi, gentlemen, it’s actually Brian Kahn. I just had a few questions.  One, on the accrued portion of the City Bank expense, can you guys quantify that so far?

Neal Kanda - Central Pacific Financial Corp. - CFO

When you say the accrued portion-

Brian Kahn - RBC Capital Markets

The portion that you’re capitalizing that will ultimately go through on the deal cost as part of the deal.

Neal Kanda - Central Pacific Financial Corp. - CFO

Yes, you know we reported, as I mentioned earlier, about $1.3 million in cost expense.  We do have capitalized on our balance sheet approximately $8.8 million in costs related - accumulated costs to date in addition to the $1.3 million, which have not been expensed and it’s capitalized in anticipation of closing this deal.

Brian Kahn - RBC Capital Markets

OK, how about - the second question is on the trust preferreds that you guys issued just recently, I think it was $40 million.  What is - I guess my question is, with the margin expected to be up, does that assume that the trust preferred capital is being reinvested into securities?  Have you guys had to keep it short term to pay for a potential closing at City Bank, wouldn’t that be a drag on the margin?

Neal Kanda - Central Pacific Financial Corp. - CFO

Well the approach we’re taking with the $40 million is we will, of course it brings capital into the company.  We will be reinvesting those funds as the market permits not necessarily only in short term securities because our investment securities portfolio, which is over half a billion dollars, will be providing cash flow in the coming quarters.  That will mitigate the negative carry.

Brian Kahn - RBC Capital Markets

OK but it’s still - you still with that on there think that you can get an expansion in the margin in the fourth quarter?  I guess to me, I just thought the spread on that would be a little bit tighter than your normal margin, while it helps in net interest income, might suppress the margin a bit.

Neal Kanda - Central Pacific Financial Corp. - CFO

Yes we still expect that our margin will fare better than it has in this past quarter - adjusted.

Brian Kahn - RBC Capital Markets

I guess the last question is, I mean the loan growth was pretty amazing in the quarter and Brett touched on that earlier.  Are you guys - it just seems like what - was there a trigger that kicked all this growth off and after a couple of quarters where it seems like the competitive market or whatever it was that was sort of restraining loan growth all of a sudden came off and you guys were able to print a great number.

Clint Arnoldus - Central Pacific Financial Corp. - Chairman, President, and CEO

It was just all timing.  Those loans had been on our backlog for a while.  And in closing the loans, we can run into delays for many,  many reasons. And usually the life cycle of, particularly the commercial loans, is pretty long.  So we always knew that that was coming.  We thought that a few of the larger ones would actually close the last quarter and they ended up getting delayed.  So it looks like a wave hit us.  But it’s pretty measured in terms of how the backlog has always looked and continues to look.  It’s just the way they all converged.

Brian Kahn - RBC Capital Markets

Well it was good to see.

Clint Arnoldus - Central Pacific Financial Corp. - Chairman, President, and CEO

Yes.

Brian Kahn - RBC Capital Markets

Thanks.

Clint Arnoldus - Central Pacific Financial Corp. - Chairman, President, and CEO

You bet.

Operator

Thank you.  Our next question comes from Jessica Jones with The Endicott Group. Ma’am please state your question.

Jessica Jones - The Endicott Group

Hi there, I just had one question and you may have touched on it earlier and I missed it.  You mentioned in the text of the release that gain on sale of mortgages was one of the drivers of the non-interest income this quarter, but I didn’t see it broken out.  I was just wondering where on your income statement those gains are included.

Neal Kanda - Central Pacific Financial Corp. - CFO

One moment, please.  What amount are you referring to in the press release?

Jessica Jones - The Endicott Group

Well in - let’s see, under third quarter results of operations it says other operating income, the increase was primarily driven by increase in trust income and gains on sale of residential mortgage loans.  I was just wondering where those gain on sale [unintelligible]

Neal Kanda - Central Pacific Financial Corp. - CFO

It’s embedded, it’s included in other income.

Jessica Jones - The Endicott Group

So that other item, the $790?

Neal Kanda - Central Pacific Financial Corp. - CFO

Yes, in that number.

OK, great, thank you.

Operator

Thank you.  As a reminder, should you have a question, please press star one at this time.  Our next question comes again from Brett Rabatin with FTN Midwest Research.  Please state your question.

Brett Rabatin - FTN Midwest Research

Hi, just a couple of follow-ups. One, was curious with the additions you made in staffing, personnel was about $400,000 higher in the quarter.  Will we see additional increases in future quarters or from here on out are we merit-type increases and whatnot?

Clint Arnoldus - Central Pacific Financial Corp. - Chairman, President, and CEO

We have been successful in hiring a number of very well-known and accomplished officers in the market and have pretty much filled our slate at this point.  We’re always going to be opportunistic if something comes available and again, we’re very gratified that some of the best talent in the state is actually beginning to call us to see if we could use their services, rather than us pursuing them.  But based on what we know right now, it looks like that slate is full.  Now we’re going to start seeing the results in earnings in future quarters.

Brett Rabatin - FTN Midwest Research

OK and I know it’s a little bit early but in relation to the asset management team, is there any visibility that those guys are going to have some additional AUM to try and firm the new growth in the next few quarters?  Obviously, you’re up about $50,000 in the quarter.

Clint Arnoldus - Central Pacific Financial Corp. - Chairman, President, and CEO

Yeah it’s clearly a new service for us, at least on the scale that they provided.  So this last quarter was really dedicated to make sure they had the systems and operational support to function and early signs are very positive that they’re going to be able to bring in a good revenue base.   In the third quarter, we did not have any fees go for that group at all.

Brett Rabatin - FTN Midwest Research

OK so 3Q is not even related to the new guys?

Clint Arnoldus - Central Pacific Financial Corp. - Chairman, President, and CEO

No, not on the revenue side.

Brett Rabatin - FTN Midwest Research

OK but obviously on the expense side.  And then one last question.  On the loan loss reserve front, was curious.  You obviously still have relatively minimal NPAs and this quarter the provision was half a million.  Aside from what charge-offs are, where do you see the reserve going from here, given what your asset quality is?

Neal Kanda - Central Pacific Financial Corp. - CFO

Well we provided during the quarter, largely due to loan growth, and as loans grow we may feel that we need to provide for those contingencies in the future.  So it would be a gradual rise probably in allowing but nothing major at this time.

Clint Arnoldus - Central Pacific Financial Corp. - Chairman, President, and CEO

And you know on the other side of that coin, of course the auditors are often challenging us, given our record of credit quality, as maybe even having too large a reserve.  [crosstalk]

Brett Rabatin - FTN Midwest Research

And sort of the question is, do you keep the high reserve and it sounds like you may even grow it a little bit going forward then?

Clint Arnoldus - Central Pacific Financial Corp. - Chairman, President, and CEO

Yes based on loan growth, yes I think it’s prudent to still be reserving.

Brett Rabatin - FTN Midwest Research

OK, all right, thanks.

Operator

Again, ladies and gentlemen as a reminder, should you have a question, please press star one at this time.  If there are no further questions, I will now turn the conference back to Mr. Arnoldus for closing comments.

Clint Arnoldus - Central Pacific Financial Corp. - Chairman, President, and CEO

OK well thank you for listening in and thank you for the questions.  We continue to place resources in key areas of this company to position ourselves for future revenue growth and diversification.  We think it’s going to pay off strongly for us in the future.  The real keys to our success in the coming quarters are continue to provide the excellent service which is really the cornerstone of this bank that started 50 years ago to meet the needs of our customers through real effective sales and service management process and to continue to experience market share growth.  And we’re really going to be focused on accelerating the growth of our non-interest income. And we just thank you again for your continued interest and the support of Central Pacific Financial Corp. and we look forward to the coming quarter.

Operator

Ladies and gentlemen, if you wish to access the replay for this call, you do so by dialing 1-800 428-6051, or 973-709-2089 with an ID number of 307466.  Or you may visit the company’s web site at www.centralpacificbank.com  This concludes our conference today.  Thank you all for participating and have a nice day.  All parties may now disconnect.

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